Exhibit 1.01

Comtech Telecommunications Corp.
Conflict Minerals Report
For the Reporting Period from January 1, 2023 to December 31, 2023

As used in this report, the terms “Comtech,” “we,” “us,” “our” and “Company” mean Comtech Telecommunications Corp. and its subsidiaries. This report for the period January 1, 2023 to December 31, 2023 is prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to tin, tantalum, tungsten and gold (3TG or conflict minerals) as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). In compliance with SEC rules and requirements, this report is not subject to an independent private sector audit.

Introduction

Comtech Telecommunications Corp. is a leading global technology company providing terrestrial and wireless network solutions, next-generation 9-1-1 emergency services, satellite and space communications technologies, and cloud-native capabilities to commercial and government customers around the world. Our unique culture of innovation and employee empowerment unleashes a relentless passion for customer success. With multiple facilities located in technology corridors throughout the United States and around the world, Comtech leverages our global presence, technology leadership, and decades of experience to create the world’s most innovative communications solutions. See our Fiscal 2023 Annual Report on Form 10-K, Part I. Item I. Business, for a more detailed description of our products.

As of the date of this report, we do not knowingly purchase any 3TG directly from any source and do not have any direct relationships with smelters, refiners or miners of 3TG. However, almost all of our products include component parts that are purchased from third party suppliers and such component parts may contain 3TG. As defined by the Organization for Economic Co-operation and Development (OECD), we are a downstream company several levels removed from the smelters, refiners and miners of 3TG. As such, direct knowledge of relevant facts and/or access to information regarding the source and chain of custody of 3TG that may be contained in our products may not be available to us and we must obtain 3TG information from our suppliers, largely through a participatory process.

Policy

We support efforts to encourage disclosure and the responsible sourcing of 3TG in our supply chain and have implemented a framework to collect information concerning the country of origin and chain of custody of 3TG in our supply chain. We expect our suppliers to commit to the provisions of the Electronic Industry Citizenship Coalition (EICC) Code of Conduct relating to the responsible sourcing of 3TG and to establish and maintain a policy and framework to reasonably assure that the products they manufacture do not contain 3TG that finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or an adjoining country (together with the DRC, the Covered Countries).

To perform our reasonable country of origin inquiry (RCOI), we use management systems and a due diligence framework consistent with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We use a template developed by the EICC and Global e-Sustainability Initiative (GeSI) to help us gather information from our suppliers.

Subject to any new or changed information identified as a result of our ongoing RCOI and due diligence processes, we confirm that we have not knowingly supplied, and will not knowingly supply any customers with products that contain 3TG that finance or benefit armed groups in the Covered Countries. If we become aware of instances where we may have supplied our customers with products that contain conflict minerals originating in the Covered Countries or financing armed groups in the Covered Countries, we will notify such customers accordingly.

RCOI Results

Our RCOI conducted for the period from January 1, 2023 to December 31, 2023 included the following procedures: (i) defined “active direct supplier” generally as any supplier that we directly purchased a component part from during the reporting period and whose component part may contain 3TG; (ii) identified and created a list of active direct suppliers; (iii) entered into dialogue with active direct suppliers and large customers to promote awareness of Section 1502 of Dodd-Frank and Rule 13p-1, as well as to obtain information on their policies and procedures developed or being developed to identify processing facilities of 3TG in their supply chain; (iv) conducted an RCOI of active direct suppliers by requesting that such suppliers complete the EICC and GeSI’s Conflict Minerals Reporting Template (CMRT); and (v) followed-up with active direct suppliers that either did not respond to our request to complete a CMRT, or provided missing, incomplete or contradictory responses.

The results of our RCOI, for the period from January 1, 2023 to December 31, 2023, are as follows:

Active direct suppliers surveyed	100%
Total active direct suppliers that responded	89%
Type of responses received:
Due diligence ongoing / undeterminable	55%
3TG used but DRC conflict free	31%
3TG not used	14%
3TG determined to not be DRC conflict free	0%

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